April 29, 2025

Robert Karnes
President
BlackRock Monticello Debt Real Estate Investment Trust
50 Hudson Yards
New York, NY 10001

       Re: BlackRock Monticello Debt Real Estate Investment Trust
           Registration Statement on Form 10-12G
           Filed January 15, 2025
           File No. 000-56720
Dear Robert Karnes:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Daniel B. Honeycutt, Esq.